# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infleqtion, Inc., CIK 0002007825
CUSIP: 45676K103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 02/17/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002117204

## Reporting persons
- BOKA Group Holdings I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,448,810; sole dispositive power 0; shared dispositive power 12,448,810; aggregate amount beneficially owned 12,448,810 (5.75% of the class)
  Comment: Percentage calculated based on 216,471,927 shares of Common Stock outstanding as of February 13, 2026 as reported in the Current Report on 8-K filed by the Issuer on February 17, 2026.
- BOKA Group Holdings GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,448,810; sole dispositive power 0; shared dispositive power 12,448,810; aggregate amount beneficially owned 12,448,810 (5.75% of the class)
  Comment: Percentage calculated based on 216,471,927 shares of Common Stock outstanding as of February 13, 2026, as reported in the Current Report on 8-K filed by the Issuer on February 17, 2026.
- John James: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,448,810; sole dispositive power 0; shared dispositive power 12,448,810; aggregate amount beneficially owned 12,448,810 (5.75% of the class)
  Comment: Percentage calculated based on 216,471,927 shares of Common Stock outstanding as of February 13, 2026, as reported in the Current Report on 8-K filed by the Issuer on February 17, 2026.

## Item 1. Issuer
Name of issuer: Infleqtion, Inc.
Address of issuer's principal executive offices: 1315 West Century Drive, Suite 150, Louisville, CO 80027

## Item 2. Person Filing
Name of person filing:
BOKA Group Holdings I LP ("BOKA GROUP LP")

BOKA Group Holdings GP LLC ("BOKA GROUP GP")

John James

BOKA GROUP GP is the general partner of BOKA GROUP LP. Mr. James is the managing member of BOKA GROUP GP and may be deemed to share voting and investment power with respect to the securities held by BOKA GROUP LP.. The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the BOKA GROUP GP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 1330 Avenue of the Americas, 23rd Floor, New York, NY 10019
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
BOKA GROUP LP: 12,448,810

BOKA GROUP GP: 12,448,810

John James: 12,448,810
Percent of class:
BOKA GROUP LP: 5.75%

BOKA GROUP GP LLC: 5.75%

John James: 5.75%
Sole power to vote or to direct the vote:
BOKA GROUP LP: -

BOKA GROUP GP: -

John James: -
Shared power to vote or to direct the vote:
BOKA GROUP LP: 12,448,810

BOKA GROUP GP: 12,448,810

John James: 12,448,810
Sole power to dispose or to direct the disposition:
BOKA GROUP LP: -

BOKA GROUP GP LLC: -

John James: -
Shared power to dispose or to direct the disposition:
BOKA GROUP LP: 12,448,810

BOKA GROUP GP LLC: 12,448,810

John James: 12,448,810

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BOKA GROUP LP holds the Common Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BOKA Group Holdings I LP: /s/ John James, By: BOKA Group Holdings GP LLC, its general partner, Managing Member (03/10/2026)
- BOKA Group Holdings GP LLC: /s/ John James, Managing Member (03/10/2026)
- John James: /s/ John James, John James (03/10/2026)
Comment: Exhibit 99.1

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D, Schedule 13G or forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint BOKA Group Holdings I LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 10, 2026

/s/ John James
John James

BOKA Group Holdings I LP

By: /s/ John James
Name: John James
Title: Managing Member

BOKA Group Holdings GP LLC
By: BOKA Group Holdings I LP,
its General Partner

By: /s/ John James
Name: John James
Title: Managing Member